1945 The Exchange Suite 325, Atlanta, GA 30339 Tel (770) 933-4200 Fax (770) 933-4201 www.servidyne.com
May 29, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Servidyne, Inc. Form 10-K for the Fiscal Year Ended April 30, 2008 Form 10-Q for the period Ended October 31, 2008 Form 10-Q for the period Ended January 31, 2009 File No. 0-10146
Dear Ms. Salik:
     On behalf of Servidyne, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated April 24, 2009 with respect to the above-referenced filings, which is a follow-up letter to the Staff’s initial comment letter dated February 18, 2009; the Company’s initial response letter dated March 18, 2009; the Staff’s follow-up comment letter dated March 24, 2009; and the Company’s follow-up response letter dated April 22, 2009.
     The Company is requesting confidentiality pursuant to the Commission’s Rule 83 for portions of the Company’s responses to the Staff’s comment no’s 2 and 3 which are redacted from the EDGAR filing of this response letter. The unredacted letter and accompanying Rule 83 request are being sent under separate cover.
     The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment.
FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Ms. Nudrat Salik
May 29, 2009

The Company’s proposed additional and/or revised disclosures are set forth below the correlative Staff comments. The Company will include the disclosures in appropriate future filings.
Critical Accounting Policies
Valuation Of Goodwill and Other Intangible Assets, page 23
2.	We note your response to prior comments 2 and 3. Given that you have recorded recurring net losses in the BPE segment for each of the three years ended April 30, 2008 and the nine months ended January 31, 2009, please help us further understand your testing of goodwill for impairment, including how you determined the fair value of the BPE Segment. In this regard, please provide us with a summary of your goodwill impairment analysis which shows the estimated cash flows for each year, how you arrived at the estimated cash flows for each year, and how you arrived at the estimated fair value under each of the three cases using these estimated cash flows. Aside from your revenue growth rates and discount rates, please provide us with a summary of any other significant estimates and assumptions that you have used in your analysis and your basis for these significant estimates and assumptions. For example, if the gross margins used in the analysis are significantly different than historical gross margins, you should clearly explain your basis for using these gross margins in the analysis.

In the Company’s annual goodwill impairment testing of the BPE Segment during the quarter ended January 31, 2009, the Company used both the discounted cash flow method of the income approach and the guideline company method of the market approach, weighted equally (50%/50%), to determine the fair value of the segment. For the income approach element of the impairment testing, the different discounted cash flow scenarios were prepared, and then weighted to determine the result: the base case was weighted 60%, the higher growth scenario was weighted 20%, and the lower growth scenario was weighted 20%. The weighting of the scenarios is reflective of the Company’s view of the relative likelihood of each scenario’s outcome. The fair value determined by the equal weighting of the market approach result and the income approach result exceeded the carrying value of the BPE Segment by approximately $4.3 million, or 134%.

With the income approach portion of its goodwill impairment testing, the Company used the Discounted Cash Flow (“DCF”) method. The DCF method estimates the Fair Value of a company based on expected future economic benefits discounted to present value at a rate of return commensurate with the risk associated with the investment. Projected cash flows for the BPE Segment were discounted to present value using an estimated weighted average cost of capital (“WACC”), reflecting returns to both equity and debt investors. In applying the DCF method, a prospective financial analysis was made to estimate the cash flow available to investors. The annual Debt-

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free net cash flow (“DFNCF”) over the discrete period were individually discounted back to present value. The DFNCF is defined as follows:
+ Debt-Free Net Income + Depreciation and Amortization - Capital Expenditures +/- Changes in Working Capital = Debt-free Net Cash Flow
Under the premise of a going concern, the cash flow stream of the business will continue for the foreseeable future; therefore, an estimation of a stabilized cash flow (or terminal value) attributable to the business enterprise was estimated, then capitalized and discounted back to present value. The summation of the discounted annual net cash flows plus the residual year after discounting, represents the Fair Value of the subject business enterprise or asset.

In the process of determining the Fair Value of the BPE Segment, the Company considered three scenarios: the base case, higher growth, and lower growth scenarios—see Exhibit 1 for the three cash flow models used. In each of these scenarios, the significant assumptions used were revenue projections, gross margin rates, selling, general and administrative costs, working capital requirements, and capital expenditures.

Base Case Scenario

While the BPE Segment has recorded recurring net losses for each of the three years ended April, 30, 2008 and the nine months ended January 31, 2009, the Company believes the following factors have materially changed the business and the environment in which the segment operates such that historical profitability will not be indicative of future performance:
•	The recent high level of orders received, which produced a record backlog at January 31, 2009;

•	The economic sector in which the segment operates, energy efficiency, is projected to be in strong demand for the foreseeable future as government funding of approximately $100 billion for energy efficiency projects under two newly-released programs, begin in earnest in the latter half of calendar year 2009;

•	The BPE Segment has already begun multi-year programs with large customers in the private sector. As these multi-year programs continue into the future, additional large customer programs are anticipated to be added, creating revenue and profitability growth;

•	Gross margin rates are expected to be relatively stable in the coming years; and

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May 29, 2009

•	SG&A costs are expected to rise at a rate well below that of the revenue and margin growth rates because of the Company’s large investment over the past several years that has enhanced the corporate infrastructure and marketing and sales program to a level that will support strong growth in all areas of the business in the future.
Each of these items is discussed in greater detail below.

Revenue Projections

The Company used a revenue projection of $23 million, which represented a growth rate of 36.5%, in its fiscal year 2010 projection after considering all available information including the following: current backlog, specific customer verbal commitments, status of outstanding customer proposals, and future expected economic and market conditions. To begin the analysis, current backlog was reviewed. In the four months from October 2008 to January 2009, the BPE Segment received new orders in excess of $8.7 million. This resulted in a backlog at January 31, 2009, of approximately $11.3 million—an increase of nearly 60% from the backlog at the beginning of the fiscal year at April 30, 2008. Given the level of recently received customer orders and the belief that the recent order activity was expected to continue, the Company assessed that the committed revenue which included current backlog expected to be remaining at the beginning of fiscal 2010, combined with verbal commitments from customers would approximate 60% of the total revenue projected for fiscal 2010. Said differently, the Company estimated that 60% of the revenue for the fiscal year 2010 projection, or approximately $13.5 million, will already be committed revenue at the beginning of the new fiscal year before any additional orders are received. Historically, once a customer has provided a verbal commitment to the Company, nearly all of these commitments turn into orders and future revenue.

The Company then reviewed its outstanding customer proposals which represented over $35 million of identified and qualified solutions. All of these proposals were for existing Servidyne customers. Each of these proposals was analyzed and probability-weighted (factored) to determine the anticipated level of revenue to be recognized in fiscal year 2010. The resulting expected revenue from the outstanding proposals was $14.5 million, or approximately 40% of the identified and qualified outstanding customer proposals. The Company then added the committed revenue and the expected revenue from outstanding proposals together which produced over $28 million. To address potential delays in the receipt of orders, the Company then performed an analysis of all of the outstanding customer proposals to determine an appropriate adjustment amount. This analysis was based on the Company’s historical experience with each customer and proposal type. As was the case in fiscal year 2009, as the BPE Segment’s revenue was impacted by delays in a few, relatively large orders, the Company determined that there were a few large proposals that had a

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May 29, 2009

greater relative potential for delay in fiscal year 2010. The Company estimated that delays in these particular orders could reduce revenue by approximately $5 million. This amount was used to reduce the fiscal year 2010 revenue projection from $28 million to $23 million.

The following is a summary of the elements of the revenue projection for fiscal year 2010:

Backlog, estimated as of April 30, 2009	$8,700,000
Verbal customer commitments	4,800,000
Outstanding qualified customer proposals, net of reduction for probability-weighting	14,500,000

subtotal	$28,000,000

Adjustment for potential delays in receipt of order	(5,000,000)

Revenue Projection for FY 2010	$23,000,000

To support the Company’s projected revenue growth rates for fiscal year 2010 and the years thereafter, in addition to the strong recent order activity and current backlog, the Company examined fundamental macro-economic trends affecting its business environment. The BPE Segment’s offerings are designed to reduce the costs of operating buildings with a focus on energy efficiency. The Company believes that both operating cost reduction opportunities and energy efficiency measures are financially and politically driven in today’s economic environment, and that these factors will allow the Company to grow while the economy as a whole transitions through the recession. This belief is supported by the recent order activity and a growing sales pipeline. To further support revenue growth for fiscal year 2011 and the years thereafter, the Company has already begun multi-year programs with large customers in the private sector. As these multi-year programs continue into the future, additional large customer programs are anticipated to be added, creating revenue growth. In addition to multi-year programs that have already begun with large customers in the private sector as discussed above, the Company anticipates strong growth from its government business. This business offers many of the same offerings, Energy Savings Projects and other energy efficiency focused offerings, by acting as a subcontractor to large energy services company (“ESCO”) partners to provide services to end-user government agency facilities. Through this business, the BPE Segment provides services to a wide-range of government facilities, from U.S. military bases to federal and state prisons to large public educational facilities. The future growth in the Company’s government business should be underpinned by two recent U.S. Government actions: in December 2008, the U.S. Department of Energy (“DOE”) announced a program to fund $80 billion worth of energy savings performance contracts to sixteen (16) large ESCOs to improve energy efficiency in government buildings; and in February 2009, President Obama signed the American Recovery and Reinvestment Act of 2009, which will provide an additional

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approximately $20 billion for the performance of energy efficiency projects in government buildings. The Company has existing business relationships with half of the sixteen ESCOs awarded contracts by the DOE, and a long history of providing these exact types of services for the government. The Company should be very well positioned to perform a significant amount of these projects.

Gross Margin Rates

The gross margin rates used in the base case were very stable—in a range of 34.6% in fiscal 2010 to 35.5% in the terminal year and consistent with historical margin rates—see chart below.
BPE SEGMENT
Gross Margin Rates

			FY2009	FY2009				FY2013 through
	FY2007	FY2008	Thru 3Q	Full Yr (Est)	FY2010	FY2011	FY2012	Terminal Year

Margin Rate	36.5%	33.0%	36.6%	35.3%	34.6%	35.1%	35.6%	35.5%
The Company believes that margin rates will be stable due to the increased demand for the BPE Segment’s services and products primarily due to two distinct factors: increased private sector demand resulting from utility (energy) cost containment requirements, environmental concerns, and political pressures; and very large increases in government spending resulting from President Obama’s stimulus program and the U.S. Department of Energy’s energy efficiency program ($80 billion), offset by increased competition in the energy services sector.

Selling, General, and Administrative Costs

Selling, general and administrative costs (“SG&A”) of the BPE Segment represent mainly fixed costs including rent, management compensation, and most sales and marketing costs. The largest variable cost in SG&A is commissions payable to the sales force.

The Company has invested heavily in the BPE Segment over the past three years, FY 2007 — FY 2009. Some of the areas of investment that have increased SG&A costs were as follows:
•	Key new hires in all areas of business
•	Senior Vice President of Sales and Marketing

•	Director of Operations

•	Vice President of Sales — Lighting

•	Vice President of Sales — Commercial Real Estate

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May 29, 2009

•	Senior Sales Representative — Software

•	Marketing Director

•	Marketing Analyst

•	Lighting Project Development Manager
•	New interactive corporate website

•	Complete “remake” of Servidyne brand — including new collateral and advertising

•	Incremental SG&A costs related to the acquisition of new product line — Lighting Products
All of these investments have positioned the BPE Segment to be able to support strong growth in all areas of the business. This investment, combined with efficiency measures and cost containment efforts put in place in late FY 2009, will require much lower incremental investment over the next several years. As such, growth rates in SG&A were projected to be between 5% and 7% from FY 2010 to FY 2013. After FY2013, SG&A costs were projected to grow at the same pace as the base case revenue growth rates. Further, the ratio of SG&A to Revenue, which began to decline in FY 2007, is expected to continue to decline over the projection period, and growth rates of expenses that began to slow late in FY 2009 will continue to decline through to FY 2010 and beyond:
BPE SEGMENT
SG&A as % of Revenue and Growth Rates

	FY2007	FY2008	FY2009(est)	FY2010	FY2011	FY2012	FY2013

As % of Rev	45%	42%	37%	28%	25%	23%	21%

Growth Rate		9%	18%	5%	7%	6%	5%
Note: Higher growth rate in FY 2009 primarily due to approximately $1million in additional overhead expenses as a result of the acquisition of Atlantic Lighting & Supply. Excluding the acquisition, the SG&A growth rate would have been (1)% in FY 2009.
This decline in SG&A as a % of revenue is key to the BPE Segment’s ability to drive profitability and positive cash flow in the years to come.

Working Capital Requirements

The projections of working capital were based on the historical experience of the BPE Segment related to accounts receivable days-revenue-outstanding and accounts payable days-to-pay, and were primarily driven by increases in accounts receivable related to the higher revenue projections in each year.

Capital Expenditures

The projections of capital expenditures were also based on historical experience. Expenditures include software development costs required to continue technological development of the Company’s proprietary productivity software solutions, new

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May 29, 2009

computer equipment, and new company vehicles. The growth rate of capital expenditures over the projection period is much lower than the revenue growth rate because the products with the higher revenue growth rates are not capital intensive.

Higher Growth Scenario

The revenue projections in the higher growth scenario were determined by assuming higher success rates on the receipt of customer orders in the fiscal years after FY 2010 driven by higher demand for the BPE Segment’s solutions. Gross margin rates were held constant from the base case as these costs are largely variable and tend to change in direct proportion to revenues. SG&A costs were not changed from those of the base case as these are largely fixed costs that will not vary with revenue growth. Working capital increased from the base case due to the increase in accounts receivable related to the higher revenue growth rates. And capital expenditures were not changed from the base case as the Company does not believe that an increase in revenue growth would required a material increase in such expenditures.

Lower Growth Scenario

The revenue projections in the lower growth scenario were determined by assuming lower success rates on the receipt of customer orders in the fiscal years after FY 2010. Gross margin rates were held constant from the base case as these costs are largely variable and tend to change in direct proportion to revenues. SG&A costs were not changed from those of the base case as these are largely fixed costs that will not vary with revenue growth. Working capital decreased from the base case due to the decrease in accounts receivable related to the lower revenue growth rates. And capital expenditures were not changed from the base case as the Company does not believe that a decrease in revenue growth would result in a material change in such expenditures.

3.	Given the deterioration in the general economy that you refer to, the delays in receiving orders that you are experiencing, and your historical revenue increases of only 11% in 2007 and 2008 and a revenue decrease of 21% during the nine months ended January 31, 2009, please help us better understand your basis for using a revenue growth rate of 36.5% in 2010 as well as the revenue growth rates used in the remaining years. In this regard, please address the following:
•	Backlog for the BPE Segment was at a record $11.3 million as of January 31, 2009. Please tell us the amount of this backlog for which customers can cancel their orders as well as your historical experience with customers cancelling these orders;

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May 29, 2009

•	Please tell us whether any of the verbal commitments or outstanding proposals that you estimated in your analysis have subsequently resulted in signed, written commitments. If so, please tell us the corresponding amounts;

•	Please help us understand why you are using the same revenue growth rate of 36.5% in 2010 for all three of your case scenarios, including your lower growth case; and

•	Please help us understand how you arrived at the estimated revenue growth rates in years subsequent to 2010. In this regard, the growth rates used in the- analysis for 2011 through 2013 also all exceed your recent historical revenue growth rates.
The backlog for the BPE Segment at January 31, 2009, of $11.3 million is comprised mainly (approximately 60%) of construction-type contracts which include “Termination for Convenience” clauses, making them cancellable at any time. If the customer does cancel a contract under this clause, the Company is due payment for all work up to the date of cancellation. The amount due upon cancellation of this type of contract would be typically a calculation based on the revenue, including profit, derived from the percentage of scope completed based on the detailed scope that is part of each contract, as compared to the total scope of the project. Also, typically within the “Termination for Convenience” clause, the Company would be entitled to reimbursement of the costs of demobilizing from a project. The majority of the remaining backlog relates to recurring monthly fees for the Company’s productivity software and engineering solutions. These contracts typically have one year initial terms with annual renewals. Approximately 90% of these contracts are cancellable at this time given proper notice, typically 30 days. Although most of the BPE Segment’s backlog was cancellable at January 31, 2009, only approximately $55,000, or less than 1/2 of 1%, of January 31, 2009, backlog has been cancelled through April 30, 2009. In addition, the Company has experienced very low cancellation rates historically. For fiscal years ended April 30, 2007 and 2008, only approximately $194,000, or approximately 3%, of the April 30, 2006, backlog and $208,000, or approximately 2%, of the April 30, 2007, backlog, respectively, was cancelled.

[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]

The Company’s approach to projecting revenue for 2010 was detailed and methodical as described in the Company’s response to Staff Comment #2 above. After performing the analysis of current backlog, verbal customer commitments, and qualified, outstanding proposals, the Company reduced the projection by another $5 million to take into account the impact of potential delays in the receipt of certain customer orders. Given the visibility and high level of confidence that the Company has in the fiscal year 2010 revenue projection, this revenue level was used in all three scenarios.

Ms. Nudrat Salik
May 29, 2009

     The following factors were considered in determining the revenue growth rates for fiscal years 2011 through 2013:
•	As described in the Company’s response to Staff Comment #2 above, the Company has made significant investments and structural enhancements in the BPE Segment over the last few years. Most recently, during FY 2009, the Company replaced the leader of the BPE Segment’s sales and marketing efforts. Under the new leadership, the sales and marketing group was restructured, a new brand and branding effort was launched, and a new interactive website was developed and introduced. These efforts have contributed to strong proposal activity growth (proposal value for core business offerings increased by 99% from FY 2008 to FY 2009) and record backlog ($11.3M as of January 31, 2009, compared to $7.2M as of April 30, 2008, an increase of nearly 60%). The Company anticipates that these efforts will help to support revenue growth for the next several years;

•	As discussed in the Company’s response in Staff Comment #2 above, the recently approved government programs for the spending of billions of dollars specifically on energy efficiency programs is expected to provide continued strong demand for the BPE Segment’s offerings as this spending begins in earnest in the latter part of FY 2010. The Company has already audited, designed, and submitted proposals for government projects for over $10 million since December 2008 that are related to these programs; if the Company receives an award for this work, revenue is expected to begin to be generated in the fall of 2009. The increase in government spending is expected to last for several years;

•	The Company expects that the demand for the BPE Segment’s offerings will increase with private-sector customers as well, as the economy improves and as political pressures driven by environmental concerns and corporate budgetary pressures driven by increased costs for access to energy resources increase.

•	During FY 2010, the Company is planning to increase the size of the sales force of the BPE Segment by three (3) sales representatives in an effort to capture the expected greater customer demand for the Company’s solutions from government, as well as private-sector sources, as discussed above. The additional costs related to these new hires were included in the income approach cash flow scenarios of the impairment testing. The Company expects significant incremental sales growth from the additional sales resources beginning in 2011.
Given the factors above which describe material changes both in the BPE Segment’s business operation and in the business climate for the BPE Segment’s offerings, the

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Company believes that historical revenue growth rates are not indicative of future growth.
4.	Given that the comparable companies you identify appear to be significantly larger than your BPE segment in terms of revenues and assets, please tell us how you determined the amount by which to adjust the financial multiples of these comparable companies.

The Company used the Guideline Company method of the market approach and weighted it equally with the results of the income approach to estimate the fair value of the segment. Below is the detail on the calculated multiples used in the market approach:

	BEV1 /	BEV / Proj.	BEV /	BEV / Proj.
Company	Revenue	Revenue[2]	EBITDA	EBITDA[2]
Company 1	2.0x	1.2x	n.a.	n.a.
Company 2	1.7x	0.7x	n.a.	n.a.
Company 3	1.5x	1.3x	24.3x	21.4x
Company 4	0.5x	0.6x	5.3x	16.0x

High	2.0x	1.3x	24.3x	21.4x
Average	1.4x	1.0x	14.8x	18.7x
Median	1.6x	1.0x	14.8x	18.7x
Low	0.5x	0.6x	5.3x	16.0x
In determining the appropriate multiples to apply to the BPE Segment, adjustments were made to the multiples calculated from the comparable companies. The adjustments made were based on a comparison of size, risk, and profitability. The adjustments to the selected multiples were based on consideration of all the factors together; adjustments relating to each factor cannot be isolated because the factors the adjustments are designed to account for are related. For example, the profitability of a smaller company may be lower due to a lack of economies of scale. Below is a discussion of the comparison of the BPE Segment to the comparable companies.

Size and Risk

In our comparison of the risk associated with the BPE Segment to that of the comparable companies, a weighted average cost of capital (“WACC”) was used as the

[1]	“BEV” is Business Enterprise Value.

[2]	Projected financial information is from Capital IQ and is based on analysts’ reports.

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May 29, 2009

measure of risk. The WACC was estimated for each comparable company and compared to the WACC of the BPE Segment. Included in this calculation was a size premium that accounts for the additional risk related to smaller companies. In addition, a three percent (3%) company specific risk premium was used in calculating the WACC for the BPE Segment to account for the low trading volume and the projections relative to historical performance. Specific risk premiums were included in the WACC calculations for the comparable companies with low trading volume.

The WACC calculated for each of the guideline companies is as follows:

Company	Servidyne	Company 1	Company 2	Company 3	Company 4
WACC	18.00%	17.63%	11.26%	15.65%	18.01%
The calculated adjustment to the multiples is based on the WACC of the comparable company relative to the BPE Segment’s WACC. The following is the range of multiples after adjusting for risk:

	BEV /	BEV / Proj.	BEV /	BEV / Proj.
	Revenue	Revenue	EBITDA	EBITDA
High	2.0x	1.2x	21.2x	18.6x
Median	1.2x	0.9x	13.2x	17.3x
Low	0.5x	0.4x	5.3x	16.0x
Company 1 and Company 2 have negative EBITDA margins and, therefore, the BEV / EBITDA multiples are not meaningful. Additionally, there is no publicly available information related to their projected EBITDA. As a result, these were not included in the adjustments to the BEV / EBITDA or BEV / projected EBITDA multiples.

Profitability

The Company also considered making adjustments to the multiples for profitability. The profitability margins for the comparable companies were as follows:

Company	Servidyne	Company 1	Company 2	Company 3	Company 4
LTM[3] EBITDA margin	(4.2%)	(24.6%)	(31.3%)	6.3%	9.1%
2010 EBITDA margin	6.3%	n.a.	n.a.	6.3%	3.8%

[3]	Latest Twelve Months

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Two methods were considered for mathematically adjusting the multiples based on differences in profitability. The results of neither method were meaningful. In the first method, the multiples were adjusted using the BPE Segment’s profitability relative to that of the comparable company. As shown above, two of the comparable companies had significant negative EBITDA margins, (24.6)% and (31.3)%. In addition, the BPE Segment’s trailing twelve month EBITDA margin was negative. The result of adjusting the BPE Segment’s profitability by the two comparable companies with lower negative EBITDA margins is counter-intuitive given that a lower negative EBITDA margin would be perceived as positive to investors and would, therefore, imply a higher multiple.

Another method often used to adjust the revenue multiples for profitability is to perform a regression analysis to measure the indicated relationship between the EBITDA margin and the projected revenue multiple. When a regression analysis was performed, the indicated relationship was inverse, which implies that the lower the profitability, the higher the multiple. The indicated relationship does not make economic sense; therefore, this adjustment method was not relied upon.

The Company was not able to apply either of the typical profitability adjustment methods in the analysis of the BEV / revenue and BEV / projected revenue multiples, however, the differences in profitability were considered on a qualitative basis in selecting the appropriate multiples as described in the summary below.

It is not appropriate to make profitability adjustments to the BEV / EBITDA multiples, since the level of the BPE Segment’s EBITDA used in the fair value estimate already reflects the difference in profitability.

Summary

The following were the selected multiples used in the analysis:

	BEV /	BEV / Proj.	BEV /	BEV / Proj.
	Revenue	Revenue	EBITDA	EBITDA
Selected Multiple	1.2x	0.8x	10.0x	12.0x
In the final selection of the BEV / revenue and BEV / projected revenue multiples, the Company primarily relied on the indications from WACC adjustment analysis because this captures the size and risk of the companies. The Company used the profitability comparison information in assessing the reasonableness of these selections.

In the selection of BEV / EBITDA and BEV / projected EBITDA, the Company considered the multiples calculated from the size and risk adjustments. After consideration of all of these factors, the Company selected a BEV / EBITDA multiple below the median of the indicated multiples and a BEV / Projected EBITDA multiple below the low range of the indicated multiples.

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May 29, 2009

5.	We note your response to prior comment 4. In a similar manner to your discussion of the discount rates used in your analysis, please also disclose the actual revenue growth rates used in your analysis and your basis for these rates in light of historical revenue growth rates.

The portion of the Company’s disclosure in the Form 10-Q filing for the quarter ended January, 31, 2009, discussing the sensitivity analysis was as follows:
In the income approach model, three separate financial projection scenarios were prepared using the above assumptions: the first used the expected revenue growth rates, the second used higher revenue growth rates, and the third used lower revenue growth rates. The discount rates used in the scenarios ranged from 17% for the lower growth scenario to 19% in the higher growth scenario. In each of the three discounted cash flow models, there was no indication of goodwill impairment. For the assessment of fair value of the BPE Segment based on the income approach, the results of the three scenarios were weighted (60% for the expected case and 20% each for the other scenarios) to produce the applicable fair value indication using the income approach. The weightings reflect the Company’s view of the relative likelihood of each scenario.
The Company will include additional disclosure in future filings beginning with the Form 10-K for the year ended April 30, 2009, in substantially the following form:
The revenue growth rates for the three scenarios were developed using historical Company data, current backlog, specific customer commitments, status of outstanding customer proposals, and future economic and market conditions expected. The revenue growth rates ranged from 36.5% in fiscal year 2010 to 3% in the terminal year.
FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2008
General
6.	Please address the above comments in your interim filings as well.

The Company will include the revised and/or additional disclosures set forth above in future filings, as appropriate.
* * * *

Ms. Nudrat Salik
May 29, 2009

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (770) 953-0304 with any questions or comments.

Very truly yours, SERVIDYNE, INC.
By:	/s/ Rick A. Paternostro
Rick A. Paternostro,
Chief Financial Officer

cc:	Alan R. Abrams
David A. Stockton
David M. Eaton

Ms. Nudrat Salik
May 29, 2009

EXHIBIT 1
[INFORMATION REDACTED PURSUANT TO RULE 83 CONFIDENTIALITY REQUEST]